RECEIVED
2007 MAY -1 P 1:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Consolidated Financial Statements

Sekisui House, Ltd.

Years ended January 31, 2007 and 2006
with Report of Independent Auditors

ARLS
1-31-07

07023172

SUPPL

PROCESSED
MAY 0 4 2007
THOMSON
FINANCIAL

Sekisui House, Ltd.

Consolidated Financial Statements

Years ended January 31, 2007 and 2006

Contents

ERNST & YOUNG SHINNIHON
Certified Public Accountants
Osaka Kokusai Bldg., 29th Floor
3-13, Azuchi-machi, 2-chome
Chuo-ku, Osaka, Japan 541-0052

- Tel: 06 4964 6669
Fax: 06 6263 5170

Report of Independent Auditors

The Board of Directors
Sekisui House, Ltd.

We have audited the accompanying consolidated balance sheets of Sekisui House, Ltd. and subsidiaries as of January 31, 2007 and 2006, and the related consolidated statements of income, changes in net assets, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sekisui House, Ltd. and subsidiaries at January 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended January 31, 2007 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

April 26, 2007

Ernst & Young Shin Nihon

Consolidated Balance Sheets

January 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Assets			
Current assets:			
Cash and cash equivalents	¥ 229,499	¥ 94,980	$ 1,885,312
Short-term investments *(Note 4)*	1,447	817	11,887
Notes and accounts receivable:			
Affiliates	137	148	1,125
Trade	84,303	96,611	692,541
Other	16,064	17,189	131,964
Less allowance for doubtful accounts	(1,904)	(1,763)	(15,641)
	98,600	112,185	809,989
Inventories *(Notes 5 and 8)*	499,226	436,609	4,101,093
Deferred income taxes *(Note 9)*	55,034	59,243	452,099
Other current assets	15,251	8,918	125,285
Total current assets	899,057	712,752	7,385,665
Property, plant and equipment, at cost:			
Land *(Note 8)*	88,497	87,926	726,994
Buildings and structures *(Note 8)*	180,375	170,252	1,481,763
Machinery and equipment	86,696	84,905	712,199
Construction in progress	3,567	3,823	29,303
	359,135	346,906	2,950,259
Less accumulated depreciation	(151,435)	(144,774)	(1,244,024)
Property, plant and equipment, net	207,700	202,132	1,706,235
Investments and other assets:			
Long-term loans receivable	35,313	37,985	290,093
Less allowance for doubtful accounts	(1,609)	(1,414)	(13,218)
	33,704	36,571	276,875
Investments in securities *(Note 4)*	90,263	99,896	741,502
Investments in affiliates *(Notes 6 and 8)*	1,388	999	11,402
Deferred income taxes *(Note 9)*	1,654	3,055	13,587
Intangible assets	7,214	5,974	59,262
Other assets	37,790	36,824	310,442
Total investments and other assets	172,013	183,319	1,413,070
	¥1,278,770	¥1,098,203	$10,504,970

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Liabilities and net assets			
Current liabilities:			
Notes and accounts payable:			
Affiliates	¥ 3,240	¥ 3,080	$ 26,616
Trade	166,365	163,308	1,366,672
Accrued income taxes *(Note 9)*	38,464	7,207	315,978
Advances received on construction projects in progress	98,105	86,174	805,923
Allowance for employees' bonuses	20,241	18,001	166,278
Allowance for directors' bonuses	840	–	6,901
Other current liabilities	51,786	49,094	425,416
Total current liabilities	379,041	326,864	3,113,784
Long-term liabilities:			
Long-term debt, less current portion *(Note 7)*	20,049	–	164,701
Guarantee deposits received *(Note 8)*	53,145	53,063	436,581
Deferred income taxes *(Note 9)*	2,893	2,257	23,766
Accrued retirement benefits for employees *(Note 12)*	21,703	26,144	178,288
Accrued retirement benefits for directors and corporate auditors	1,099	1,803	9,028
Other liabilities	2,537	2,038	20,841
Total long-term liabilities	101,426	85,305	833,205
Contingent liabilities *(Note 13)*			
Net assets:			
Shareholders' equity *(Note 10)*:			
Common stock:			
Authorized: 1,978,281,000 shares			
Issued:			
2007 and 2006 — 709,385,078 shares	186,554	186,554	1,532,523
Capital surplus	254,133	237,523	2,087,678
Retained earnings *(Note 19)*	333,838	285,574	2,742,446
Less treasury stock, at cost	(662)	(48,379)	(5,438)
Total shareholders' equity	773,863	661,272	6,357,209
Valuation and translation adjustments:			
Net unrealized holding gain on securities	24,035	24,530	197,445
Translation adjustments	146	(40)	1,199
Total valuation and translation adjustments	24,181	24,490	198,644
Minority interests	259	272	2,128
Total net assets	798,303	686,034	6,557,981
	¥ 1,278,770	¥ 1,098,203	$10,504,970

See notes to consolidated financial statements.

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Income

Years ended January 31, 2007 and 2006

	Millions of yen		*Thousands of U.S. dollars (Note 1)*
	2007	2006	2007
Net sales *(Note 18)*	¥1,596,183	¥1,501,857	$13,112,487
Cost of sales	1,267,995	1,213,190	10,416,455
Gross profit	328,188	288,667	2,696,032
Selling, general and administrative expenses	216,617	208,686	1,779,487
Operating income *(Note 18)*	111,571	79,981	916,545
Other income (expenses):			
Interest and dividend income	2,647	2,223	21,745
Interest expense	(106)	(140)	(871)
Loss on revaluation of real estate held for sale *(Note 17)*	(2,828)	(12,015)	(23,232)
Loss on revaluation of securities	(7)	(9)	(58)
Other, net	134	4,735	1,101
Income before income taxes and minority interests	111,411	74,775	915,230
Income taxes *(Note 9)*:			
Current	42,166	9,937	346,390
Deferred	6,581	21,626	54,062
	48,747	31,563	400,452
Income before minority interests	62,664	43,212	514,778
Minority interests in earnings of subsidiaries	(1)	(183)	(8)
Net income	¥ 62,663	¥ 43,029	$ 514,770

See notes to consolidated financial statements.

Consolidated Statements of Changes in Net Assets

Years ended January 31, 2007 and 2006

		Millions of yen							
	Number of shares in issue	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Net unrealized holding gain on securities	Translation adjustments	Minority interests	Total net assets
Balance at January 31, 2005	709,385,078	¥186,554	¥237,525	¥ 259,773	¥ (30,541)	¥13,169	¥ (5)	–	¥ 666,475
Net income for the year	–	–	–	43,029	–	–	–	–	43,029
Cash dividends	–	–	–	(12,785)	–	–	–	–	(12,785)
Bonuses to directors and corporate auditors	–	–	–	(484)	–	–	–	–	(484)
Loss on sale of treasury stock	–	–	(2)	(3,954)	–	–	–	–	(3,956)
Decrease in retained earnings resulting from exclusion of subsidiaries	–	–	–	(5)	–	–	–	–	(5)
Net unrealized holding gain on securities	–	–	–	–	–	11,361	–	–	11,361
Translation adjustments	–	–	–	–	–	–	(35)	–	(35)
Increase in treasury stock	–	–	–	–	(17,838)	–	–	–	(17,838)
Balance at January 31, 2006	709,385,078	¥186,554	¥237,523	¥ 285,574	¥ (48,379)	¥24,530	¥ (40)	–	¥ 685,762
Reclassified balance as of January 31, 2006	–	–	–	–	–	–	–	¥272	272
Net income for the year	–	–	–	62,663	–	–	–	–	62,663
Cash dividends	–	–	–	(13,755)	–	–	–	–	(13,755)
Bonuses to directors and corporate auditors	–	–	–	(644)	–	–	–	–	(644)
Purchases of treasury stock	–	–	–	–	(481)	–	–	–	(481)
Retirement of treasury stock	–	–	16,610	–	48,198		–	–	64,808
Other changes	–	–	–	–	–	(495)	186	(13)	(322)
Balance at January 31, 2007	709,385,078	¥186,554	¥254,133	¥ 333,838	¥ (662)	¥24,035	¥ 146	¥259	¥ 798,303

	Thousands of U.S. dollars (Note 1)							
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Net unrealized holding gain on securities	Translation adjustments	Minority interests	Total net assets
Balance at January 31, 2006	$1,532,523	$1,951,228	$2,345,962	$ (397,428)	$201,512	$ (329)	–	$5,633,468
Reclassified balance as of January 31, 2006	–	–	–	–	–	–	$2,234	2,234
Net income for the year	–	–	514,770	–	–	–	–	514,770
Cash dividends	–	–	(112,996)	–	–	–	–	(112,996)
Bonuses to directors and corporate auditors	–	–	(5,290)	–	–	–	–	(5,290)
Purchases of treasury stock	–	–	–	(3,951)	–	–	–	(3,951)
Retirement of treasury stock	–	136,450	–	395,941	–	–	–	532,391
Other changes	–	–	–	–	(4,067)	1,528	(106)	(2,645)
Balance at January 31, 2007	$1,532,523	$2,087,678	$2,742,446	$ (5,438)	$197,445	$ 1,199	$2,128	$6,557,981

See notes to consolidated financial statements.

Sekisui House, Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended January 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Cash flows from operating activities			
Income before income taxes and minority interests	¥ 111,411	¥ 74,775	$ 915,230
Adjustments for:			
Depreciation and amortization	12,232	11,117	100,485
Reversal of retirement benefits	(4,440)	(752)	(36,474)
Interest and dividend income	(2,647)	(2,223)	(21,745)
Interest expense	106	140	871
Loss on revaluation of real estate held for sale	2,828	12,015	23,232
Loss on revaluation of securities	7	9	58
Decrease (increase) in notes and accounts receivable	12,308	(14,040)	101,109
Increase in inventories and advance payments	(66,862)	(68,175)	(549,265)
Increase in notes and accounts payable	4,299	12,493	35,316
Increase (decrease) in advances received	11,931	(260)	98,012
Other	4,427	(10,073)	36,367
Subtotal	85,600	15,026	703,196
Interest and dividends received	2,639	2,367	21,679
Interest paid	(49)	(244)	(402)
Income taxes paid	(11,236)	(22,905)	(92,303)
Net cash provided by (used in) operating activities	76,954	(5,756)	632,170
Cash flows from investing activities			
Proceeds from sales of short-term investments	217	266	1,783
Purchases of short-term investments	–	(232)	–
Proceeds from sales of property, plant and equipment	119	1,951	978
Purchases of property, plant and equipment	(22,659)	(47,142)	(186,142)
Proceeds from sales of investments in securities	10,693	65,741	87,842
Purchases of investments in securities	(3,022)	(12,655)	(24,825)
Decrease in loans receivable	2,678	5,973	21,999
Other	(1,269)	(1,642)	(10,425)
Net cash (used in) provided by investing activities	(13,243)	12,260	(108,790)
Cash flows from financing activities			
Proceeds from long-term debt	20,049	–	164,701
Repayment of long-term debt	–	(31,553)	–
Cash dividends paid	(13,755)	(12,785)	(112,996)
Increase in treasury stock	(480)	(46,600)	(3,943)
Proceeds from sales of treasury stock	64,794	–	532,276
Other	14	(263)	115
Net cash provided by (used in) financing activities	70,622	(91,201)	580,153
Effect of exchange rate changes on cash and cash equivalents	186	(35)	1,528
Net increase (decrease) in cash and cash equivalents	134,519	(84,732)	1,105,061
Cash and cash equivalents at beginning of the year	94,980	179,712	780,251
Cash and cash equivalents at end of the year	¥ 229,499	¥ 94,980	$1,885,312

See notes to consolidated financial statements.

1. Basis of Preparation

Sekisui House, Ltd. (the "Company") and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Corporation Law of Japan and the Securities and Exchange Law of Japan and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards. The Company's overseas subsidiary maintains its accounts and records in conformity with the accounting principles generally accepted and the practices prevailing in its country of domicile.

The accompanying consolidated financial statements have been compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan. In preparing the accompanying consolidated financial statements, certain reclassifications and rearrangements have been made to present them in a form which is familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information.

Effective the year ended January 31, 2007, the Company has adopted a new accounting standard for the presentation of net assets in the balance sheet and the related implementation guidance. In addition, effective the year ended January 31, 2007, the Company is required to prepare consolidated statements of changes in net assets. In this connection, the previously reported consolidated balance sheet as of January 31, 2006 and consolidated statement of shareholders' equity for the year then ended have been restated to conform to the presentation and disclosure of the consolidated financial statements for the year ended January 31, 2007.

Through January 31, 2006, the Company voluntarily prepared the statement of shareholders' equity for the convenience of readers outside Japan.

Reclassifications

Certain amounts in the consolidated balance sheet as of January 31, 2006 have been reclassified to conform to the 2007 presentation.

The translation of Japanese yen amounts into U.S. dollars is included solely for the convenience of the reader and has been made at ¥121.73 = U.S.$1.00, the approximate rate of exchange in effect on January 31, 2007. This translation should not be construed as a representation that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollar amounts at the above or any other rate.

2. Summary of Significant Accounting Policies

(a) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all its subsidiaries (collectively, the "Group") based on the control or influence concept. All significant intercompany transactions and accounts have been eliminated in consolidation.

Investments in affiliates (companies over which the Company has the ability to exercise significant influence) are accounted for by the equity method.

The difference between the cost of investments in subsidiaries and affiliates and the Company's equity in their net assets at their respective dates of acquisition is being amortized over a period of five years.

(b) Foreign currency translation

All monetary assets and liabilities denominated in foreign currencies are translated into yen at the rates of exchange in effect at the balance sheet date, except that receivables and payables hedged by qualified forward foreign exchange contracts are translated at the corresponding forward foreign exchange contract rates. Gain or loss on each translation is credited or charged to income.

The financial statements of the overseas subsidiary are translated into yen at the rate of exchange in effect at the balance sheet date except that the components of net assets are translated at their historical exchange rates. Differences resulting from translating the financial statements of the overseas subsidiary have not been included in the determination of net income, but are presented as translation adjustments in the accompanying consolidated balance sheets.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, deposits held at call with banks, net of overdrafts, and all highly liquid investments with maturities of three months or less.

2. Summary of Significant Accounting Policies (continued)

(d) Short-term investments and investments in securities

Securities other than those of affiliates are classified into three categories: trading securities, held-to-maturity debt securities and other securities.

Trading securities, consisting of debt and marketable equity securities, are stated at fair value. Gain and loss, both realized and unrealized, are charged to income. Held-to-maturity debt securities are stated at amortized cost. Marketable securities classified as other securities are carried at fair value with any changes in unrealized holding gain or loss, net of the applicable income taxes, reported as a separate component of net assets. Non-marketable securities classified as other securities are carried at cost determined by the moving average method.

Under the Corporation Law of Japan, unrealized holding gain on other securities, net of the related taxes, is not available for distribution as dividends.

(e) Inventories

The individual cost method is applied to land held for sale, construction for sale and contracts in process.

Other inventories are stated at cost determined by the moving average method.

(f) Property, plant and equipment

Property, plant and equipment is stated on the basis of cost. Depreciation is computed principally by the declining-balance method at rates based on the estimated useful lives of the respective assets. The straight-line method is applied to buildings (except for structures attached to the buildings).

(g) Leases

Noncancelable lease transactions are accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements which stipulate the transfer of ownership of the leased property to the lessee are accounted for as finance leases.

(h) Allowance for doubtful accounts

The allowance for doubtful accounts has been provided based on the Company's and its subsidiaries' historical experience with respect to write-offs plus an estimate of the amount of specific uncollectible accounts.

2. Summary of Significant Accounting Policies (continued)

(i) Income taxes

Income taxes are calculated based on taxable income and are determined in accordance with the applicable tax laws and charged to income on an accrual basis. The Group recognizes the tax effect of the temporary differences between assets and liabilities for financial reporting purposes and for income tax purposes.

(j) Allowance for employees' bonuses

Allowance for employees' bonuses is provided at the estimated amount of bonuses to be paid to the employees in the following year which has been allocated to the current fiscal year.

(k) Allowance for directors' bonuses

Allowance for directors' bonuses is provided for the payment of bonuses to directors based on an estimated amount.

(l) Accrued retirement benefits

Employees of the Company and its domestic subsidiaries are covered by an employees' retirement allowances plan and an employees' pension plan. The employees' retirement allowances plan provides for a lump-sum payment determined by reference to the rate of pay, length of service and conditions under which the termination occurs. The employees' pension plan, which is a funded defined pension plan, covers approximately 75% of the benefits under the retirement allowances plan for employees retiring after three or more years of service.

Accrued retirement benefits are provided based on the amount of the projected benefit obligation reduced by the pension plan assets at fair value at the end of the year.

Actuarial gain or loss is amortized in the year following the year in which such gain or loss is recognized principally by the straight-line method over 5 years, which falls within the estimated average remaining years of service of the eligible employees.

Prior service cost is amortized by the straight-line method over 5 years, which falls within the estimated average remaining years of service of the eligible employees.

Directors, corporate auditors and executive officers of the consolidated subsidiaries are customarily entitled to lump-sum payments under an unfunded retirement allowances plan. The provision for retirement allowances for these officers has been made at an estimated amount based on each subsidiary's internal regulations.

2. Summary of Significant Accounting Policies (continued)

(l) Accrued retirement benefits (continued)

At a meeting of the Board of Directors of the Company held on March 1, 2006, the retirement benefit plan for directors, corporate auditors and executive officers of the Company was abolished. In connection with the abolishment of the retirement benefit plan, the Company has reversed accrued retirement benefits for these officers and recognized the outstanding balance of ¥585 million ($4,806 thousand) at January 31, 2007 as a liability, which was included in other liabilities in the accompanying consolidated balance sheet as of January 31, 2007.

Through the year ended January 31, 2006, the provision for retirement allowances for these officers of the Company had been made at an estimated amount based on the Company's internal rule for retirement allowances.

(m) Research and development expenditures and computer software

Research and development expenditures are charged to income as incurred.

Expenditures relating to computer software developed for internal use are charged to income when incurred, except if it has been determined that the software will contribute to the future generation of income or cost savings. Such expenditures are capitalized as assets and amortized by the straight-line method over a period of 5 years.

(n) Accounting for warranty expenses

The Company provides after-sales service for twenty years for structural defects in detached houses and low-rise apartment buildings as well as a ten-year warranty under the "Housing Quality Assurance Act" except for buildings other than houses.

Expenses in connection with repair services or warranties are charged to manufacturing overhead as incurred and have no material effect on net income.

3. Changes in Method of Accounting

(a) Bonuses to directors

Effective the year ended January 31, 2007, the Company and its domestic consolidated subsidiaries have adopted “Accounting Standard for Directors’ Bonuses” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 4 issued on November 29, 2005).

As a result of the adoption of this accounting standard, income before income taxes and minority interests decreased by ¥840 million ($6,901 thousand) for the year ended January 31, 2007 from the amount which would have been recorded under the method applied in the previous year.

(b) Retirement benefits

Effective the year ended January 31, 2007, the Company has adopted “Amendments to a part of Accounting Standard for Retirement Benefits” (ASBJ Statement No. 3 issued on March 16, 2005) and “Implementation Guidance on Amendments to a part of Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 7 issued on March 16, 2005).

As a result of the adoption of this accounting standard, income before income taxes and minority interests increased by ¥1,207 million ($9,915 thousand) for the year ended January 31, 2007 over the amount which would have been recorded under the method applied in the previous year.

4. Short-Term Investments and Investments in Securities

Held-to-maturity debt securities and other securities at January 31, 2007 and 2006 were as follows:

	Millions of yen							
	Held-to-maturity debt securities							
	2007				2006			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value determinable:								
Bonds	¥1,641	¥0	¥(3)	¥1,638	¥1,800	¥1	¥(2)	¥1,799
	¥1,641	¥0	¥(3)	¥1,638	¥1,800	¥1	¥(2)	¥1,799
Market value not determinable:								
Bonds	¥2,101	–	–	–	¥2,101	–	–	–
	¥2,101	–	–	–	¥2,101	–	–	–

	Thousands of U.S. dollars			
	Held-to-maturity debt securities			
	2007			
	Book value	Gross unrealized gain	Gross unrealized loss	Estimated fair value
Market value determinable:				
Bonds	$13,481	$0	$(25)	$13,456
	$13,481	$0	$(25)	$13,456
Market value not determinable:				
Bonds	$17,260	–	–	–
	$17,260	–	–	–

4. Short-Term Investments and Investments in Securities (continued)

	Millions of yen							
	Other securities							
	2007				2006			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value determinable:								
Equity securities	¥ 44,054	¥40,387	¥(59)	¥84,382	¥41,484	¥41,156	–	¥82,640
	¥ 44,054	¥40,387	¥(59)	¥84,382	¥41,484	¥41,156	–	¥82,640
Market value not determinable:								
Equity securities	¥ 2,586	–	–	–	¥12,572	–	–	–
Other	999	–	–	–	999	–	–	–
	¥ 3,585	–	–	–	¥13,571	–	–	–

	Thousands of U.S. dollars			
	Other securities			
	2007			
	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Book value (estimated fair value)
Market value determinable:				
Equity securities	$ 361,899	$331,775	$(484)	$693,190
	$ 361,899	$331,775	$(484)	$693,190
Market value not determinable:				
Equity securities	$ 21,244	–	–	–
Other	8,206	–	–	–
	$ 29,450	–	–	–

5. Inventories

Inventories at January 31, 2007 and 2006 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2006	2007
Land held for sale, including land held for development	¥368,705	¥324,796	$3,028,876
Construction for sale, including projects under construction	72,442	61,398	595,104
Contracts in process	52,205	44,931	428,859
Other	5,874	5,484	48,254
	¥499,226	¥436,609	$4,101,093

6. Investments in Affiliates

Investments in affiliates at January 31, 2007 and 2006 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2006	2007
Investments in capital stock, at cost	¥1,141	¥1,021	$ 9,373
Equity in undistributed gain and loss since acquisition, net	247	(22)	2,029
	¥1,388	¥ 999	$11,402

7. Long-Term Debt

Long-term debt, less current portion at January 31, 2007 and 2006 is summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2006	2007
Bank and other	¥ 20,049	¥ –	$ 164,701
	¥ 20,049	¥ –	$ 164,701

7. Long-Term Debt (continued)

Loans from bank and other in the table above at January 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Interest Libor + 0.55% unsecured loans from bank, due 2011	¥ 20,000	–	$ 164,298
Interest 2.6% unsecured loans from service trades, due 2012	49	–	403
	¥ 20,049	–	$ 164,701
Less current portion	–	–	–
	¥ 20,049	–	$ 164,701

The aggregate annual maturities of long-term debt subsequent to January 31, 2007 are summarized as follows:

Year ending January 31,	Millions of yen	Thousands of U.S. dollars
2008	–	–
2009	–	–
2010	–	–
2011	¥20,000	$ 164,298
2012 and thereafter	49	403
	¥20,049	$ 164,701

8. Mortgaged and Pledged Assets

The following assets, recorded at net book value at January 31, 2007 and 2006, were either mortgaged or pledged for guarantees of bank loans of third parties and guarantee deposits received and other, and totaled ¥2,955 million ($24,275 thousand) and ¥3,159 million, respectively.

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Inventories	¥ 3,972	¥ 4,257	$ 32,630
Land	192	192	1,577
Buildings	726	764	5,964
Investments in affiliates	2	–	16
	¥ 4,892	¥ 5,213	$ 40,187

9. Income Taxes

The Company and its domestic subsidiaries are subject to several taxes based on income which, in the aggregate, resulted in a statutory tax rate of approximately 40.4% for the years ended January 31, 2007 and 2006. The overseas subsidiary is subject to the income taxes of the country in which it operates.

The effective tax rates reflected in the accompanying consolidated statements of income for the years ended January 31, 2007 and 2006 differ from the above statutory tax rate for the following reasons:

	2007	2006
Statutory tax rate	40.4%	40.4%
Non-deductible entertainment expenses	1.7	2.0
Non-taxable dividend income	(0.5)	(0.4)
Inhabitants' per capita taxes	0.6	0.8
Valuation allowance	1.7	(0.7)
Other	(0.1)	0.1
Effective tax rates	43.8%	42.2%

The significant components of the Group's deferred tax assets at January 31, 2007 and 2006 are summarized as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2006	2007
Loss on revaluation of real estate held for sale	¥ 41,929	¥ 47,154	$ 344,443
Loss on impairment of fixed assets	6,966	7,340	57,225
Tax loss carryforward	–	10	–
Accrued enterprise tax	3,046	733	25,022
Retirement benefits	9,002	10,188	73,950
Allowance for doubtful accounts	322	1,015	2,645
Accrued bonuses	8,140	7,302	66,869
Unrealized holding gain on securities	(16,293)	(16,624)	(133,845)
Other	5,783	6,128	47,507
Less valuation allowance	(5,101)	(3,206)	(41,904)
Total deferred tax assets	¥ 53,794	¥ 60,040	$ 441,912

10. Shareholders' Equity

The new Corporation Law of Japan (the "Law"), which superseded most of the provisions of the Commercial Code of Japan (the "Code"), went into effect on May 1, 2006. The Law provides that an amount equal to 10% of the amount to be disbursed as distributions of capital surplus (other than the capital reserve) and retained earnings (other than the legal reserve) be transferred to the capital reserve and the legal reserve, respectively, until the sum of the capital reserve and the legal reserve equals 25% of the capital stock account. Such distributions can be made at any time by resolution of the shareholders, or by the Board of Directors if certain conditions are met.

The Company's legal reserve included in retained earnings at January 31, 2007 and 2006 amounted to ¥23,129 million ($190,002 thousand).

Under the Law, upon the issuance and sale of new shares of common stock, the entire amount of the proceeds is required to be accounted for as common stock, although a company may, by resolution of the Board of Directors, account for an amount not exceeding one-half of the proceeds of the sale of new shares as additional paid-in capital.

Stock-based compensation plan

In accordance with the Code, a stock option plan for directors and executive officers of the Company was approved at the annual general meeting of the shareholders held on April 27, 2006. Under the terms of this plan, 48,000 shares of common stock have been reserved at an exercise price of ¥1 per share. The options became exercisable on April 28, 2006 and are scheduled to expire on April 27, 2026.

Treasury stock

Movements in treasury stock for the year ended January 31, 2007 are summarized as follows:

	Number of shares			
	2007			
	January 31, 2006	Increase	Decrease	January 31, 2007
Treasury stock	43,220,144	273,431	43,008,601	484,974

11. Research and Development Costs

Research and development costs charged to income amounted to ¥6,114 million ($50,226 thousand) and ¥6,190 million for the years ended January 31, 2007 and 2006, respectively.

12. Accrued Retirement Benefits

The following table sets forth the funded and accrued status of the pension plans, and the amounts recognized in the accompanying consolidated balance sheets at January 31, 2007 and 2006 for the Group's defined benefit plans:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2006	2007
Retirement benefit obligation at end of year	¥(196,857)	¥(195,617)	$(1,617,161)
Fair value of plan assets at end of year	195,522	181,593	1,606,194
Unfunded retirement benefit obligation	(1,335)	(14,024)	(10,967)
Unrecognized fair value of plan assets	–	(6,036)	–
Unrecognized actuarial (gain) loss	(16,657)	875	(136,836)
Unrecognized past service cost	(3,511)	(6,940)	(28,842)
Net retirement benefit obligation	(21,503)	(26,125)	(176,645)
Prepaid pension cost	200	19	1,643
Accrued retirement benefits	¥ (21,703)	¥ (26,144)	$ (178,288)

The components of net retirement benefit expenses for the years ended January 31, 2007 and 2006 were as follows:

	Millions of yen		*Thousands of U.S. dollars*
	2007	2006	2007
Service cost	¥ 10,380	¥ 9,060	$ 85,271
Interest cost	4,764	4,429	39,136
Expected return on plan assets	(7,102)	(5,531)	(58,342)
Amortization:			
Actuarial loss	2,820	7,075	23,166
Past service cost	(3,009)	(3,009)	(24,719)
Retirement benefit expenses	¥ 7,853	¥ 12,024	$ 64,512

The assumptions used in accounting for the defined benefit plans for the years ended January 31, 2007 and 2006 were as follows:

	2007	2006
Discount rate	2.5%	2.5%
Expected rate of return on plan assets	4.0%	4.0%

13. Contingent Liabilities

The Group had the following contingent liabilities at January 31, 2007:

	Millions of yen	*Thousands of U.S. dollars*
Guarantees of housing loans to customers	¥82,551	$678,148
Guarantees of bank loans of a third party	1,111	9,127
	¥83,662	$687,275

14. Leases

The following *pro forma* amounts present the acquisition costs and accumulated depreciation of property leased to the Group at January 31, 2007 and 2006, which would have been reflected in the accompanying consolidated balance sheets if finance leases other than those which transfer the ownership of the leased property (currently accounted for as operating leases) were capitalized.

	Millions of yen					
	2007			2006		
	Acquisition costs	Accumulated depreciation	Net leased property	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	¥38,218	¥23,504	¥14,714	¥38,889	¥23,037	¥15,852
Machinery and equipment	7,658	5,516	2,142	7,180	5,317	1,863
Other	1,783	927	856	1,741	1,050	691
	¥47,659	¥29,947	¥17,712	¥47,810	¥29,404	¥18,406

	Thousands of U.S. dollars		
	2007		
	Acquisition costs	Accumulated depreciation	Net leased property
Buildings and structures	$313,957	$193,083	$120,874
Machinery and equipment	62,910	45,314	17,596
Other	14,647	7,615	7,032
	$391,514	$246,012	$145,502

14. Leases (continued)

Lease payments relating to finance leases other than those which transfer the ownership of the leased property amounted to ¥7,288 million ($59,870 thousand) and ¥7,035 million for the years ended January 31, 2007 and 2006, respectively.

Future minimum lease payments subsequent to January 31, 2007 for finance leases other than those which transfer the ownership of the leased property were as follows:

Year ending January 31,	*Millions of yen*	*Thousands of U.S. dollars*
2008	¥ 6,174	$ 50,719
2009 and thereafter	12,309	101,117
	¥18,483	$151,836

15. Derivatives and Hedging Activities

Derivative financial instruments are utilized by the Company to reduce the risk of foreign exchange rate fluctuation. The Company has established a control environment which includes policies and procedures for risk assessment and for the approval, reporting and monitoring of transactions involving derivative financial instruments. The Company does not enter into derivatives transactions for speculative trading purposes.

The Company is exposed to certain market risks arising from its forward foreign exchange contracts. The Company is also exposed to the risk of credit loss in the event of non-performance by the counterparties to currency-related and interest-rate-related derivatives transactions; however, the Company does not anticipate non-performance by any of these counterparties all of whom are financial institutions with high credit ratings.

Derivatives positions are carried at fair value with any changes in unrealized gain or loss charged or credited to income, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability.

16. Amounts per Share

	Yen		*U.S. dollars*
	2007	2006	2007
Net income:			
Basic	¥ 89.26	¥ 62.94	$ 0.73
Diluted	89.25	–	0.73
Net assets	1,125.75	1,028.46	9.25
Cash dividends	22.00	20.00	0.18

Basic net income per share has been computed based on the net income available for distribution to shareholders of common stock and the weighted-average number of shares of common stock outstanding during the year.

Diluted net income per share is computed based on the weighted-average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of shares of common stock to be issued upon the exercise of stock options. No diluted net income per share for the year ended January 31, 2006 has been presented because no potentially dilutive securities were issued.

Amounts per share of net assets have been computed based on the net assets available for distribution to the shareholders and the number of shares of common stock outstanding at the year end.

Cash dividends per share of the Company represent the cash dividends declared as applicable to the respective years together with the interim cash dividends paid.

17. Loss on Revaluation of Real Estate Held for Sale

Real estate held for sale at January 31, 2007 and 2006, the market value of which has declined significantly from its carrying value, has been written down to its fair market value.

18. Segment Information

The Group is primarily engaged in the construction, purchase, administration and sale of residential properties; the design, contracting, execution, and supervision of construction projects; real estate brokerage, and landscaping.

In the built-to-order housing segment, the Company prefabricates, builds to order and sells steel frames, wood frames, and concrete houses and low-rise apartment buildings on land owned by the customers. The real estate for sale segment includes sales of land, built-for-sale houses, and also the portion of built-to-order sales where the Company also sold the land, and sales of condominiums. In the real estate for leasing segment, the Company leases, subleases and manages detached houses, low-rise apartment buildings, condominiums, commercial buildings, shops, and so forth. Other business is involved in contracts for the design of condominiums and commercial buildings, the construction and remodeling of houses, and landscape and garden design and construction.

The business segment information of the Group for the years ended January 31, 2007 and 2006 is outlined as follows:

	Millions of yen						
	2007						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	¥717,678	¥421,020	¥310,211	¥147,274	¥1,596,183	¥ –	¥1,596,183
Inter-group sales and transfers	8,191	44	1,670	3,333	13,238	(13,238)	–
Net sales	725,869	421,064	311,881	150,607	1,609,421	(13,238)	1,596,183
Operating expenses	645,975	368,175	297,782	146,953	1,458,885	25,727	1,484,612
Operating income	¥ 79,894	¥ 52,889	¥ 14,099	¥ 3,654	¥ 150,536	¥ (38,965)	¥ 111,571
Total assets	¥192,986	¥518,008	¥ 199,766	¥ 29,730	¥ 940,490	¥338,280	¥1,278,770
Depreciation and amortization	¥ 5,471	¥ 874	¥ 3,675	¥ 343	¥ 10,363	¥ 1,869	¥ 12,232
Capital expenditures	¥ 11,029	¥ 81	¥ 13,696	¥ 53	¥ 24,859	¥ 1,832	¥ 26,691

18. Segment Information (continued)

	Millions of yen						
	2006						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	¥725,217	¥347,724	¥291,154	¥137,762	¥1,501,857	¥ –	¥1,501,857
Inter-group sales and transfers	1,703	–	1,518	5,151	8,372	(8,372)	–
Net sales	726,920	347,724	292,672	142,913	1,510,229	(8,372)	1,501,857
Operating expenses	652,140	324,317	279,438	139,355	1,395,250	26,626	1,421,876
Operating income	¥ 74,780	¥ 23,407	¥ 13,234	¥ 3,558	¥ 114,979	¥ (34,998)	¥ 79,981
Total assets	¥211,677	¥457,231	¥ 201,487	¥ 29,204	¥ 899,599	¥198,604	¥1,098,203
Depreciation and amortization	¥ 4,850	¥ 762	¥ 3,175	¥ 337	¥ 9,124	¥ 1,993	¥ 11,117
Capital expenditures	¥ 8,543	¥ 260	¥ 35,526	¥ 85	¥ 44,414	¥ 2,403	¥ 46,817

	Thousands of U.S. dollars						
	2007						
	Built-to-order housing	Real estate for sale	Real estate for leasing	Other	Total	Eliminations and other	Consolidated
Sales to third parties	$5,895,654	$3,458,638	$2,548,353	$1,209,842	$13,112,487	$ –	$13,112,487
Inter-group sales and transfers	67,288	361	13,719	27,380	108,748	(108,748)	–
Net sales	5,962,942	3,458,999	2,562,072	1,237,222	13,221,235	(108,748)	13,112,487
Operating expenses	5,306,621	3,024,521	2,446,250	1,207,205	11,984,597	211,345	12,195,942
Operating income	$ 656,321	$ 434,478	$ 115,822	$ 30,017	$ 1,236,638	$ (320,093)	$ 916,545
Total assets	$1,585,361	$4,255,385	$1,641,058	$ 244,229	$ 7,726,033	$2,778,937	$10,504,970
Depreciation and amortization	$ 44,944	$ 7,180	$ 30,190	$ 2,817	$ 85,131	$ 15,354	$ 100,485
Capital expenditures	$ 90,602	$ 666	$ 112,511	$ 435	$ 204,214	$ 15,050	$ 219,264

18. Segment Information (continued)

As more than 90% of the consolidated net sales for the years ended January 31, 2007 and 2006 were made in Japan, the disclosure of geographical segment information and overseas sales information has been omitted.

19. Subsequent Events

(a) The following appropriation of retained earnings of the Company, which has not been reflected in the accompanying consolidated financial statements for the year ended January 31, 2007, was approved at a shareholders' meeting held on April 26, 2007:

	Millions of yen	*Thousands of U.S. dollars*
Year-end cash dividends of ¥12.00 ($0.10) per share	¥8,508	$69,892

(b) Acquisition of Treasury Stock

On March 23, 2007, the Company acquired 2.5 million shares of treasury stock at an aggregate cost of ¥4,435 million ($36,433 thousand) by resolution of the Board of Directors at a meeting held on March 22, 2007.

SEKISUI HOUSE

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

RECEIVED
2007 MAY -1 P 1:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b)

the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

[Translation]

April 26, 2007

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada
President & Representative Director

NOTICE OF RESOLUTIONS OF THE 56th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

We are pleased to inform you that the matters mentioned below were reported and resolved at the 56th Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported

1. Reports on the Business as of January 31, 2007, and the Consolidated Financial Statements and Non-Consolidated Financial Statements for the 56th fiscal year ended January 31, 2007 (February 1, 2006 - January 31, 2007)
2. Report on the Results of Audit conducted by the Accounting Auditors and the Board of Corporate Auditors with respect to the Consolidated Financial Statements for the 56th fiscal year ended January 31, 2007

In regard to the matters reported, the contents of the Reports on the Business and the Consolidated Financial Statements and Non-Consolidated Financial Statements stated in 1 above, and the Results of the Audit stated in 2 above were reported.

Matters resolved

Proposition No.1: Proposal for Appropriation of Retained Earnings for the 56th Fiscal Year ended January 31, 2007
This proposition was approved as originally proposed.

Proposition No.2: Proposal for changes to a part of the Articles of Incorporation
This proposition was approved as originally proposed.

Proposition No.3: Proposal for Election of One (1) Director
In regard to this proposition, Yoshiro Kubota was newly elected and assumed his office.

Proposition No.4: Proposal for provision of bonus to Directors as a group
This proposition was approved as originally proposed.

Proposition No.5: Proposal for revision of the ceiling amount and the contents of remunerations for Directors as a group
This proposition was approved as originally proposed.

- End -

SEKISUI HOUSE

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

RECEIVED
2007 MAY -1 P 1:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 26, 2007

By: Yoshiro Kubota
Yoshiro Kubota
Director & Senior Managing Executive Officer

END

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331